FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 27, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic bags the tote with licensing deal

Britain’s state-owned bookmaker signs up for at least six online slot games

July 27, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global designer of branded online betting games and casino hosting software, has taken another major step towards profitability and growth by signing a multi-year agreement with totesport, the UK’s state-owned and fourth largest bookmaker.

Under the deal announced today, CryptoLogic has licensed at least six of its most popular branded and unbranded slot games for inclusion on its website www.totesport.com.

These games have a proven track record of generating significant recurring monthly licensing revenues due to their rich content and compelling user experience. The company will derive revenues based on wagers placed by totesport’s customers. The games are being deployed through Orbis Technology, a global platform solutions provider to the betting industry, and are expected to go live in the third quarter 2009.

The deal takes the total number of CryptoLogic licensees to 23.

Justin Thouin, Vice President of CryptoLogic, said: “Totesport is one of the most respected brands in the UK betting industry and we are delighted that its customers will be able to pit their skills and enhance their enjoyment with CryptoLogic games. With this agreement we now have consolidated our strong position in Britain’s online gaming sector with a goal to return to long-term growth.”

Founded by an Act of Parliament in 1928, totesport is a major force in Britain’s betting industry with annual revenues of £2.8 billion, 4000 employees, over 500 high street shops, a presence at each of the country’s 59 racecourses as well as Internet and telephone-based betting for sports, casino, bingo and pools betting.

Keith Oliver, e-Gaming and Marketing Director of totesport, commented: “Our agreement with CryptoLogic brings together two very trusted brands from bookmaking and gaming content. We are confident this collaboration will not only bring a new level of enjoyment for our customers but will also help to drive our ongoing expansion into online gaming.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet with award winning games featuring some of the world’s most famous action and entertainment characters. Its licensees include many of the world’s best known Internet gaming brands including the “big four” international operators.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic®

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About totesport (http://corporate.totesport.com)

Totesport is one of the principal betting organisations in Britain with more than 4,000 employees, over 500 shops, a major presence on each of the 59 racecourses in Britain as well as Internet and telephone betting facilities.

Over 74 million bets are placed through the tote every year, with profits going back into racing. Totesport offers a comprehensive multi-channel means of betting on sports from across the globe, everything from golf through to super-bowl. Present on all British racecourses totepool is the only pool betting operation on horseracing in Britain.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.